OPERATING AGREEMENT OF TOROS OWNERSHIP GROUP, LLC

A TEXAS LIMITED LIABILITY COMPANY

This Operating Agreement is entered into effective as of October xx, 2025 by and among the following individuals:

- Joshua Mair

- Connor Nahrgang

- James Criner

- Robert Smith

RECITALS

WHEREAS, the Members have formed a limited liability company under the laws of the State of Texas by filing a Certificate of Formation with the Texas Secretary of State on October 21, 2025, under the name Toros Ownership Group, LLC, with File Number 8062668481;

WHEREAS, the Company's purpose is to own and operate a professional football franchise known as the San Antonio Toros in the Continental Football League (CoFL), and to engage in related activities;

WHEREAS, the Members desire to adopt this Agreement to govern the affairs of the Company, the conduct of its business, and the relations among the Members and the Company; and

WHEREAS, this Agreement supersedes any prior agreements or understandings among the Members regarding the Company, except for the Bylaws of the Company dated [insert date from Bylaws if available, or leave as October 2025], which shall be consistent with and supplementary to this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Members agree as follows:

ARTICLE 1 - FORMATION AND GENERAL PROVISIONS

1.1 Formation. The Company was formed as a limited liability company pursuant to the Texas Business Organizations Code (the "TBOC"). The rights and liabilities of the Members shall be determined pursuant to the TBOC and this Agreement. To the extent of any inconsistency between the TBOC and this Agreement, this Agreement shall control to the extent permitted by law.

1.2 Name. The name of the Company is "Toros Ownership Group, LLC."

1.3 Purpose. The purpose of the Company is to own and operate the San Antonio Toros professional football franchise, including but not limited to participating in the CoFL, managing team operations, engaging in sports entertainment, media production, merchandise sales, fan ownership programs, and any other lawful activities related thereto or incidental to the foregoing.

1.4 Principal Office. The Company's principal office shall be at 8511 S Foster Rd, San Antonio, Texas 78222, or such other place as the Managing Member may designate.

1.5 Registered Agent and Office. The initial registered agent is Joshua W. Mair, and the registered office is 8511 S Foster Rd, San Antonio, Texas 78222.

1.6 Term. The Company's term shall be perpetual unless dissolved earlier under Article 10.

1.7 Fiscal Year. The Company's fiscal year shall end on December 31 of each year.

1.8 Employer Identification Number. The Company's Employer Identification Number (EIN) is 39-5038347.

1.9 Bank Accounts. The Company's funds shall be deposited in its name in accounts at financial institutions approved by the Managing Member. The initial bank account shall be at Randolph-Brooks Federal Credit Union (RBFCU), Routing Number 314089681, Account Number 251715012.

ARTICLE 2 - MEMBERS AND OWNERSHIP INTERESTS

2.1 Initial Members and Ownership Interests. The initial Members and their respective ownership interests (each an "Ownership Interest") are as follows:

Member Name	Ownership Interest
Joshua Mair	25%
Connor Nahrgang	25%
James Criner	25%
Robert Smith	25%

Each Ownership Interest represents a percentage interest in the company's profits, losses, distributions, and voting rights, subject to the terms of this Agreement.

2.2 Capital Contributions. Each Member shall make an initial capital contribution to the Company in an amount to be determined by unanimous agreement of the Members, which may include cash, property, or services. No Member shall be required to make additional capital contributions without unanimous consent. Capital contributions shall not bear interest.

2.3 Admission of New Members. New Members may be admitted only upon the unanimous written consent of the existing Members and the execution by the new Member of a joinder agreement to this Agreement. Upon admission, Ownership Interests shall be adjusted accordingly.

2.4 No Interest in Company Property. No Member has any ownership interest in any Company property in their individual name or right.

2.5 Liability of Members. The liability of each Member shall be limited to their capital contributions, except as otherwise provided by law. No Member shall be personally liable for the debts, obligations, or liabilities of the Company.

ARTICLE 3 - MANAGEMENT AND CONTROL

3.1 Management Structure. The Company shall be manager-managed pursuant to Section 101.251 of the TBOC. The Members hereby appoint Joshua Mair as the initial Managing Member (the "Managing Partner"), who shall also serve as the Team President. The Managing Partner shall have full authority to manage the day-to-day operations of the Company and bind the Company in the ordinary course of business.

3.2 Powers of the Managing Member. Subject to the limitations in Section 3.4, the Managing Member shall have the authority to:

(a) Hire, supervise, and terminate employees, coaches, players, and contractors;

(b) Enter into contracts, leases, sponsorships, partnerships, and other agreements on behalf of the Company;

(c) Manage finances, approve budgets, authorize expenditures, and handle banking;

(d) Represent the Company in dealings with the CoFL, other leagues, governing bodies, vendors, and stakeholders;

(e) Oversee marketing, public relations, fan engagement, and community initiatives;

(f) Make decisions regarding team operations, including player acquisitions, game scheduling, and compliance with league rules; and

(g) Perform all other acts necessary or incidental to the Company's purpose.

3.3 Delegation of Duties. The Managing Member may delegate duties by appointing officers, managers, or committees.

Initial delegations are as follows:

>   (a) Connor Nahrgang is appointed as the Manager of Social Media and Marketing, responsible for social media strategy, content creation, digital engagement, and related marketing efforts.

>   (b) Robert Smith is appointed as the Manager of Operations, responsible for day-to-day team operations, logistics, event management, and administrative functions.

>   (c) James Criner is appointed as the Manager of Facilities and Merchandising, responsible for venue management, facilities maintenance, merchandise design, sales, Football Equipment, and inventory.

Such appointees shall report to the Managing Partner and serve at their discretion. Additional committees (e.g., Football Operations, Legal & Compliance, Fan Advisory Board) may be formed as needed.

3.4 Major Decisions Requiring Member Approval. Notwithstanding the authority of the Managing Partner, the following actions require approval by Members holding at least a majority of the Ownership Interests (unless a higher threshold is specified):

>   (a) Amending this Agreement (requires two-thirds (2/3) approval);

>   (b) Admitting new Members;

>   (c) Selling, leasing, or encumbering substantially all Company assets;

>   (d) Incurring debt exceeding $50,000;

>   (e) Dissolving the Company;

>   (f) Changing the Company's purpose; or

>   (g) Removing or replacing the Managing Member (requires unanimous approval).

3.5 Compensation. The Managing Partner and any appointed managers may receive reasonable compensation for their services, as determined by the majority vote of the Members.

3.6 Resignation or Removal of Managing Partner. The Managing Partner may resign upon 60 days' written notice. Removal requires the unanimous consent of the other Members.

ARTICLE 4 - MEETINGS OF MEMBERS

4.1 Annual Meeting. The Members shall hold an annual meeting at the principal office or remotely to review Company performance, financials, budgets, and strategic plans.

4.2 Special Meetings. The Managing Member or Members holding at least 25% of the Ownership Interests may call special meetings.

4.3 Notice. Written notice of any meeting, stating the time, place (or remote access details), and purpose, shall be given at least 7 days in advance, unless waived by all Members.

4.4 Quorum and Voting. A quorum shall consist of Members representing more than 50 % of the total Ownership Interests. Each Member shall have voting rights proportional to their Ownership Interest. Actions shall be approved by a majority of the votes cast at a meeting with a quorum, unless a higher threshold is required by this Agreement or law.

4.5 Action Without Meeting. Any action may be taken without a meeting if consented to in writing (including electronically) by Members holding the required percentage of Ownership Interests for such action.

ARTICLE 5 - ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocations of Profits and Losses. Net profits and losses shall be allocated among the Members in proportion to their Ownership Interests.

5.2 Distributions. The Managing Partner shall determine the distributions of available cash at such times and in such amounts, subject to maintaining adequate reserves for Company operations. Distributions shall be made in proportion to Ownership Interests after payment of debts and reserves.

5.3 Tax Allocations. Allocations for tax purposes shall be made in accordance with Section 704 of the Internal Revenue Code and applicable regulations, intending for the Company to be taxed as a partnership.

ARTICLE 6 - BOOKS, RECORDS, AND REPORTS

6.1 Books and Records. The Company shall maintain accurate books and records of account at its principal office, using generally accepted accounting principles. Each Member shall have access to such records upon reasonable notice.

6.2 Reports. The Managing Partner shall provide annual financial statements and tax information to each Member within 90 days after the end of the fiscal year.

6.3 Tax Matters. The Company shall file tax returns as a partnership. Joshua Mair is designated as the initial "Tax Matters Partner" pursuant to Section 6231 of the Internal Revenue Code.

ARTICLE 7 - TRANSFERS OF OWNERSHIP INTERESTS

7.1 Restrictions on Transfer. No Member may sell, assign, transfer, pledge, or otherwise encumber their Ownership Interest without the prior written consent of the Managing Partner and a majority of the other Members. Any attempted transfer in violation hereof shall be void.

7.2 Right of First Refusal. If a Member receives a bona fide offer to purchase their Ownership Interest, they must first offer it to the Company and then to the other Members on the same terms, with a 30-day exercise period.

7.3 Withdrawal. No Member may voluntarily withdraw without the unanimous consent of the other Members. Upon approved withdrawal, the withdrawing Member shall receive the fair market value of their Ownership Interest, as determined by an independent appraiser.

7.4 Death, Disability, or Bankruptcy. Upon the death, permanent disability, or bankruptcy of a Member, their Ownership Interest shall be offered for purchase to the Company or remaining Members at fair market value.

ARTICLE 8 - INDEMNIFICATION

8.1 Indemnification. The Company shall indemnify and hold harmless each Member, the Managing Partner, and any officers or agents from any losses, claims, or liabilities arising out of Company business, except for acts of gross negligence, fraud, or willful misconduct. The Company may purchase insurance to cover such indemnification.

ARTICLE 9 - COMMUNITY AND BRAND PRINCIPLES

9.1 Guiding Values. The Company and its Members affirm the following principles:

    (a) Integrity: Operate transparently and ethically in all dealings.

    (b) Regional Pride: Honor San Antonio and the surrounding communities through community involvement and local hiring.

    (c) Player Development: Provide opportunities for emerging athletes, coaches, and staff.

    (d) Fan Ownership: Encourage community investment, fan engagement, and inclusive programs.

(e) Legacy: Preserve the historic roots of the San Antonio Toros dating back to 1967, as detailed in the team's historical records.

ARTICLE 10 - DISSOLUTION AND WINDING UP

10.1 Events of Dissolution. The Company shall dissolve upon:

(a) The unanimous written consent of the Members;

(b) The sale of all or substantially all Company assets;

(c) A judicial decree; or

(d) Any other event requiring dissolution under the TBOC.

10.2 Winding Up. Upon dissolution, the Managing Partner (or a liquidator appointed by majority vote) shall wind up the Company's affairs, liquidate assets, and distribute proceeds in the following order:

(a) To creditors, including Members who are creditors;

(b) To Members for the return of their capital contributions; and

(c) To Members in proportion to their Ownership Interests.

10.3 Final Accounting. A final accounting shall be provided to all Members upon completion of winding up.

ARTICLE 11 - MISCELLANEOUS

11.1 Amendments. This Agreement may be amended only by a written instrument approved by Members holding at least two-thirds (2/3) of the Ownership Interests.

11.2 Governing Law. The laws of the State of Texas shall govern this Agreement.

11.3 Severability. The remainder shall continue in full force if any provision is held invalid.

11.4 Entire Agreement. This Agreement constitutes the entire understanding among the Members and supersedes all prior agreements.

11.5 Binding Effect. This Agreement binds and benefits the Members and their permitted successors and assigns.

11.6 Counterparts. This Agreement may be executed in counterparts, including electronically, each of which shall be deemed an original.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the Effective Date.

MEMBERS:

Joshua Mair

Ownership Interest: 25%

Connor Nahrgang

Ownership Interest: 25%

James Criner

Ownership Interest: 25%

Robert Smith

Ownership Interest: 25%